March 13, 2012

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, DC 20549-7010

Re:	Cancer Genetics, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed February 14, 2012

File No. 333-178836

Ladies and Gentlemen:

On behalf of Cancer Genetics, Inc. (the “Company”), we are responding to the comments contained in the letter, dated March 2, 2012 (the “Comment Letter”), from John Reynolds, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Pre-Effective Registration Statement on Form S-1, initially filed on December 30, 2011, as amended on February 14, 2012 (Registration No. 333-178836) (the “Registration Statement”). This letter accompanies the Company’s filing of Amendment No. 2 to that Registration Statement (“Amendment No. 2”). Enclosed are three courtesy copies of Amendment No. 2, which are marked to show changes from Amendment No. 1 to the Registration Statement as filed with the Commission on February 14, 2012.

For ease of reference, set forth in bold below is the comment to Amendment No. 1 to the Registration Statement, as reflected in the Comment Letter. The Company’s supplemental response is set forth below each respective comment.

The Company has authorized this firm to respond to the Comment Letter as follows:

Summary, page 1

1.	We note your response to prior comment 1 and the statement on page 73 and elsewhere indicating that you believe no other company has had an oncology microarray approved for commercial use by the New York State Department of Health. Please revise to clarify the basis for your belief, which appears to be statements made by the New York State Department of Health.

Securities and Exchange Commission	March 13, 2012

Response:

In response to the Comment Letter, the Company revised its disclosure on pages 1, 64, 70 and 73 to clarify the basis for its belief that its MatBA®-CLL microarray was the first oncology microarray approved by the New York State Department of Health.

2.	We note your responses to comments 1, 2, 4, 6, 7 and 24 of our letter dated January 25, 2012. Please revise to provide more balanced and clearer disclosure of the nature and status of your current testing and services. For example, it appears that your MatBA CLL test, which you launched commercially in the first quarter of 2011, and the MatBA-SLL, which you currently offer, generate an insignificant percentage of your revenues. It also appears that non-proprietary testing currently generates substantially all of your revenues, not your genomic, DNA-based probes and microarrays, which are given much more prominence on page 1 and the rest of your Summary. Please revise accordingly in quantitative and qualitative terms. With respect to prior comment 24 and with a view to clarifying disclosure, advise us of the principal categories of non-proprietary testing services you provide.

Response:

In response to the Comment Letter, the Company revised its disclosure on pages 1, 3, 13, 46, 64, and 78.

A list of the principal categories of the Company’s non-proprietary testing services is set forth on page 78 and also on pages 3, 46 and 64.

3.	Please also revise your summary to:

•

Clarify, if true, that commercially launching the tests identified in the last paragraph on page 2 as well as any of your tests to other laboratories and testing sites would likely take more than, for example, two years due to necessary studies and subsequent FDA and other regulatory requirements; and

•

Indicate “the early stage nature of [your] business” and the fact that you have “engaged in limited sales and marketing activity to date … [which has been] concentrated with a limited number of doctors, medical practices and community hospitals,” as stated in your response letter.

Securities and Exchange Commission	March 13, 2012

Response:

In response to the Comment Letter, the Company revised its summary on pages 3, 10, 25, 46 and 65 to clarify the timeline for seeking FDA approval. The Company also added disclosure to its summary on page 3 and in other appropriate places throughout the prospectus (see, for example, pages 13, 46, 47, 64 and 65) with respect to the early stage nature of its business as suggested in the Comment Letter

4.	Additionally, please provide objective support for your revised claims in this section regarding the superior diagnostic and prognostic values of your tests over other currently available tests and services and for your claims on page 68 that there are no equivalent prognostic tests for lymphomas, leukemias and urogenital and HPV-associated cancers. Address the role of other providers of genetic diagnostics identified on pages 12 and 86 in providing such services.

Response:

The Company believes that the potential benefits of genomic testing for cancers over other currently available methods, which routinely diagnose cancer at the pathological level by microscopic examination, have been well established. For instance, the Company describes on page 68 of the Registration Statement how the discovery of breast cancer genes BRCA-1, BRCA-2 and TP53 and colon cancer genes AXIN2 and APC have highlighted cancer’s underlying genetic component, and the Company believes that genetic testing in this area is now the standard of care. While it is difficult to prove a negative, it is the Company’s understanding based on industry knowledge, including but not limited to knowledge derived from its position as a provider of genetic diagnostic testing services focused on specific oncology categories where the Company is developing its proprietary tests (as disclosed in Amendment No. 2 on page 3 and elsewhere) and from the Company’s discussions with leading researchers in the oncology field and interactions with the many collaborators identified in the Registration Statement, that there are no equivalent genetic tests for lymphomas, leukemias, and urogenital and HPV-associated cancers to involve genomic data into the treatment decision. Blood borne, or hematological cancers especially CLL and SLL, have a very high need to be assessed at the genomic level since they have a high degree of morphological similarity but a tremendous amount of clinical heterogeneity. Understanding the genomic base of this heterogeneity helps diagnose and prognose patients with a higher degree of accuracy and impacts treatment decisions.

Securities and Exchange Commission	March 13, 2012

The Company believes that the majority of current cytogenetic analysis for CLL and SLL that is available in clinical laboratories today assesses gain and loss in genomic material at four specific sites. There are two other marketed arrays for CLL (Combimatrix and Quest) that the Company is aware of, one of which the Company believes is not approved by New York State. Both of these arrays report out changes at these four genomic sites. The Company’s CLL microarray, on the other hand, reports out gains and losses at nine genomic sites, including two sites at 13q (which recent studies show is a significant driver for overall survivability, as described on page 73 of the Registration Statement).

The Company’s other microarrays and tests deliver genomic data that is needed for diagnostic, prognostic and treatment decisions in hematological and urogenital related cancers. For every oncology category in which the Company is focusing, it believes that existing tests are not delivering the same level of genomic information. In some categories, to the Company’s knowledge, genomic tests have not been commercially launched in the US or Europe. The table below provides a summary of the Company’s more mature tests that have either been launched or are planned for launch and further development in the coming year. While the Company cannot be certain as to what other companies are developing, to its knowledge, based on its involvement in the industry, the Company has indicated the genomic information provided by its tests, whether there is another test available elsewhere and what genomic information other tests measure.

CGI Product / Disease	No. of Genomic Sites at CGI	Other Companies	Other Companies (Genomic Sites)
MatBA® - CLL	9 currently; 12 planned	Combimatrix, Quest	4 to 5

MatBA® - SLL	7 currently; 12 planned	Combimatrix (potentially)	unknown

MatBA® - DLBCL	6 planned	NONE	N/A

FHACT™ - Cervical	4 currently	Ikonisys	1 (only 3q)

UroGenRA™ - Renal	14 planned	NONE	N/A

5.	It is unclear from your response to prior comment 6 how the current status of FDA regulations affects your ability to determine when you intend to conduct the clinical validation activities that are required prior to seeking FDA approval. With a view to disclosure, please advise.

Securities and Exchange Commission	March 13, 2012

Response:

The Company agrees that the current status of FDA regulation is not relevant to the Company’s current plans to conduct clinical validation activities required in order to sell the Company’s microarrays, and so has modified its disclosure accordingly on pages 3, 10, 25, and 47. The FDA regulation would only affect the Company if the FDA determines to change its current policy that LDTs do not require FDA approval as disclosed in the Risk Factor on page 24.

6.	Please reconcile your disclosure in the third paragraph on page 50 that your board of directors determined a reasonable estimate of the fair value of your stock with the statement on page 51 that you cannot assure the accuracy of any particular valuation of your stock and that the models you decided to use do not, in your opinion, provide a reliable measure of the fair value of your common stock. Please note that it is inappropriate to disclaim responsibility for the information you choose to provide in your filing. Please revise or advise.

Response:

In response to the Comment Letter, the Company eliminated the disclosure highlighted by the Staff on former page 51.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

Critical Accounting Policies and Significant Judgments and Estimates, page 48

Stock-Based Compensation Expense, page 49

Common Stock Valuation, page 50

7.	We note your revised disclosure in response to comment 14 and 15 of our letter dated January 25, 2012. Please also include the requested disclosures as of December 31, 2011 in your Form S-1/A2. Also confirm to us that you will provide the requested disclosures up through the estimated IPO price range when it is established.

Response:

The Company provided the requested disclosures as of December 31, 2011 in Amendment No. 2 and confirms that it will provide the requested disclosures up through the estimated IPO price range when it is established.

Securities and Exchange Commission	March 13, 2012

Capital Resources and Expenditure Requirements, page 61

8.	Refer to prior comment 23. Given your disclosure on page 61 that you may need to raise additional capital, even with the proceeds of the offering, please discuss your liquidity on a long term basis as required by Instruction 5 of Item 303(a) of Regulation S-K.

Response:

In response to the Comment Letter, the Company revised its disclosure on page 61.

Base salaries, page 108

9.	Please describe in more detail how your board determined the amount of the salary increase to award to Jane Houldsworth for 2011.

Response:

In response to the Comment Letter, the Company revised its disclosure on page 108 to provide more detail regarding the board’s determination of the salary increase awarded to Dr. Houldsworth.

Certain Relationships and Related Party Transactions, page 122

10.	We note your deletion of the disclosure regarding the credit agreement entered into with European Trust Management, LLC and John Pappajohn. Please include such disclosure together with the substance of your response to prior comment 22 or provide us with your legal analysis of why such disclosure is not required.

Securities and Exchange Commission	March 13, 2012

Response:

As disclosed in the Registration Statement initially filed on December 30, 2011, as of December 21, 2011, the Company entered into a secured loan agreement with European Trust Management LLC (“ETM’’) and John Pappajohn, a member of the Company’s board of directors, for a $6 million secured loan. Although the Company attempted to draw on the loan from ETM and was initially told funding would be processed and delivered to the Company in a few days, ETM failed to provide such funding. Based on discussions with ETM and its lender, we understand that ETM did not fund for reasons related to its own financial condition. The Company terminated the agreement with ETM as a result of ETM’s breach. Going forward, ETM will have no role in the Company.

The Company secured alternate financing in February, when two of the Company’s directors provided the $3 million of financing that the Company had anticipated receiving from ETM, upon terms virtually identical to the terms committed to by ETM. Thus, the financial condition of the Company is the same at the present time in all material respects as it would have been if ETM had funded its portion of the loan.

Accordingly, because ETM’s failure to fund was not related to the Company’s financial condition and the Company ultimately secured alternate financing upon virtually the same terms, the Company does not believe disclosure about ETM is material to an investor in this offering.

Securities and Exchange Commission	March 13, 2012

Exhibits and Financial Statement Schedules

11.	Please provide an expanded response to prior comment 49 that explains clearly how you concluded that the agreements with Agilent and Labomics are not material to investors or were entered into in the ordinary course.

Response:

With respect to Labomics, the Company notes that payments to Labomics in 2011 were slightly less than $7,000, and, as disclosed in the section entitled “Third-Party Suppliers and Manufacturers” on page 87, the Company is seeking to move manufacturing of its probes to Kamineni Life Sciences in India. Accordingly, the Company believes both because of the size of the payments to Labomics, and the fact that the Company is not dependent on Labomics for manufacturing and intends to divert the minimal amount of manufacturing being done by Labomics in the near future, the Labomics agreement is not a material contract.

Similarly, with respect to Agilent, the Company notes that payments to Agilent in 2011 were $133,286 for microarrays provided to us for R&D usage, and only $33,322 for clinical usage. Further, the Company’s business is not substantially dependent on Agilent. As noted on page 70, we state:

“Our genomic tests are not platform dependent. The biology and algorithms behind our tests are adaptable to multiple instrumentation platforms, allowing us to incorporate our tests into a variety of existing clinical laboratory infrastructures without additional capital investment. We have currently optimized our tests for the Agilent platform. However, we believe that we can migrate to other similar platforms without significant modification.”

Accordingly, at this time, due to the size of the payments to Agilent and the fact that the Company is not dependent on Agilent for manufacturing our microarrays, the Company does not believe that the Agilent contract is a material contract.

Securities and Exchange Commission	March 13, 2012

12.	Please update your financial statements, as applicable, pursuant to Rule 3-12 of Regulation S-X.

Response:

The Company updated its financial statements in Amendment No. 2.

December 31, 2010 Financial Statements, page F-21

13.	We note in your response to comment 37 of our letter dated January 25, 2012 that you will give retrospective effect to the stock-split in the historical financial statements upon the effective date of the split. Please obtain a preamble report from your auditor comprised of the standard report preceded by a preamble indicating that the split has not occurred, but when it does, the auditor expects to be in a position to furnish the report presented.

Response:

As of the current date, the specifics of the proposed stock split have not been determined and therefore the Company has not included a preamble report from its auditors in this Amendment No. 2. Once the specifics of the stock split are determined, the Company will include such preamble report from our auditors in future filings. The Company’s auditors have advised the Company that they expect the wording of such a preamble report to be as follows:

“The accompanying consolidated financial statements give effect to a X-for-X stock split of the common stock of Cancer Genetics, Inc. which will take place immediately prior to the effectiveness of the registration statement. The following report is in the form which will be furnished by McGladrey & Pullen, LLP, an independent registered public accounting firm, upon completion of the X–for–X split of the common stock of Cancer Genetics, Inc. described in Note XX to the consolidated financial statements and assuming that from March XX, 2012 to the date of such completion no other material events have occurred that would affect the consolidated financial statements or the required disclosures therein.”

Notes to Consolidated Financial Statements, page F-28

Note 10. Income Taxes, page F-36

Uncertain Tax Positions, page F-38

Securities and Exchange Commission	March 13, 2012

14.	We note in your response to comment 44 of our letter dated January 25, 2012 that the increase in unrecognized tax benefits arose from a tax benefit created upon the issuance of stock-based compensation in 2010. Please further explain to us supplementally how an unrecognized tax benefit arose from a tax benefit created upon the issuance of stock-based compensation. Also revise to disclose where you record the liabilities for unrecognized tax benefits on your consolidated balance sheets.

Response:

The uncertain tax positions at December 31, 2010 relate to the amount and timing of tax deductions expected to be taken in future years related to certain warrants issued to non-employees. Since the tax position in question related to a future tax deduction, the liability for the unrecognized tax benefit was presented as a reduction of deferred tax assets.

During 2011 the Company changed the position it expects to take on future tax returns to a tax position that meets the recognition requirements of ASC 740, thereby reducing our unrecognized tax benefits to zero. See footnote 10 to the financial statements.

*****

This will confirm that the Company understands that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please feel free to call me at 973-597-2564.

Securities and Exchange Commission	March 13, 2012

Very truly yours,

/s/ Alan Wovsaniker

cc:	Christopher Lueking, Latham & Watkins LLP